Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

As of June 30, 2023, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities and our ability to continue as a going concern;

●	Surface Nerve Conductance becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	our ability to raise capital through the issuance of additional securities;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2022, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 22, 2023, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Our company develops a non-invasive neural input interface for controlling digital devices. Since our founding in 2014, we have developed the Mudra technology, that allows digital devices to be controlled through a neural input interface.

We are in a growth stage and at an early stage of revenues. We are currently in the transition phase from research and development to commercialization of our technology into B2B and B2C products.

We are finalizing the manufacturing of our first B2C consumer product, the “Mudra Band” and expect to start shipping it to early-booking orders in the third quarter of 2023. Selling directly to consumers will allow us to learn, improve and enhance our consumer product offerings, and enable us to mine meta-data to build a large hand and finger movements and gestures database, which presents significant monetization opportunities.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table summarizes our unaudited results of operations for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Revenues	12	28
Cost of materials	(3)	(5)
Research and development, net	(1,560)	(944)
Sales and marketing expenses	(1,050)	(471)
General and administrative expenses	(1,453)	(587)
Initial public offering expenses	-	(74)
Operating Loss	(4,054)	(2,053)
Financing income, net	158	2
Comprehensive and net loss	(3,896)	(2,051)

Revenues

Revenue decreased by approximately $16 thousand, or 57%, to approximately $12 thousand for the six months ended June 30, 2023 from approximately $28 thousand for the six months ended June 30, 2022. The revenues during the six months ended June 30, 2023 were mainly from the sales of Mudra Inspire, our B2B development kit product. The decrease in revenues was primarily due to reduced revenues recognized from our B2B development kit product in the six months ended June 30, 2023.

Cost of materials

Cost of materials sold decreased by approximately $2 thousand, or 40%, to approximately $3 thousand for the six months ended June 30, 2023 from approximately $5 thousand for the six months ended June 30, 2022. The decrease was primarily due to a decrease in revenues in the six months ended June 30, 2023 compared to 2022 period.

Research and development, net

Research and development expenses, net increased by approximately $616 thousand, or 65%, to approximately $1,560 thousand for the six months ended June 30, 2023 from approximately $944 thousand for the six months ended June 30, 2022. The increase was primarily attributable to an increase of $483 thousand in payroll and related expenses in the six months ended June 30, 2023 compared to the 2022 period due to an increase in research and development personnel, an increase of $147 thousand in subcontractors expenses and $177 thousand in materials costs, that was partially offset by an increase in participation of the Israeli Innovation Authority of approximately $301 thousand, during the six months ended June 30, 2023 as compared to the same period in 2022.

Sales and marketing expenses

Sales and marketing expenses increased by approximately $579 thousand, or 123%, to approximately $1,050 thousand for the six months ended June 30, 2023, from approximately $471 thousand for the six months ended June 30, 2022. The increase was primarily due to an increase of $333 thousand in payroll and related expenses as well as an increase of $169 thousand in exhibitions, conventions and travel expenses and offset by a decrease of $147 thousand in share-based compensation expenses during the six months ended June 30, 2023 as compared to the same period in 2022.

General and administrative expenses

General and administrative expenses increased by approximately $866 thousand, or 147%, to approximately $1,453 thousand for the six months ended June 30, 2023, from approximately $587 thousand for the six months ended June 30, 2022. The increase was primarily due to an increase of approximately $324 thousand in labor costs, an increase of approximately $279 thousand in professional services and to an increase of approximately $245 thousand in insurance expenses.

Initial public offering expenses

Initial public offering expenses include specifically identifiable incremental expenses directly related to the preparation and filing of the registration statement on Form F-1 for our initial public offering completed in September 2022, such as legal and printing expenses.

Financing income, net

Financing income, net was approximately $158 thousand for the six months ended June 30, 2023, compared to financing income, net of approximately $2 thousand for the six months ended June 30, 2022. The increase was primarily related to interest accrued for the deposits in U.S. dollars, as well as to exchange rate differences between the NIS and U.S. dollar.

Comprehensive and net loss

As a result of the foregoing, our total comprehensive and net loss for the six months period ended June 30, 2023 was approximately $3,896 thousand, compared to approximately $2,051 thousand for the same period ended June 30, 2022, an increase of approximately $1,845 thousand, or 90%.

Liquidity and Capital Resources

Overview

We are still in our development stage and at an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants and through Israeli governmental grants. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

On September 15, 2022, we closed our initial public offering on Nasdaq Capital Market, or the IPO. In connection with the IPO, we issued and sold 3,750,000 ordinary shares, NIS 0.01 par value per share, or the Ordinary Shares, and 8,625,000 warrants to purchase 8,625,000 Ordinary Shares, or the Warrants (after giving effect to the partial exercise of the underwriter’s over-allotment option). In connection with the IPO, we received gross proceeds of approximately $16.0 million before deducting underwriting discounts and commissions and before offering expenses ($14.9 million net proceeds after deducting approximately $1.1 million of underwriting discounts and commissions and approximately $13.3 million after deducting other offering costs).

Since our inception until the IPO, we financed our operations primarily through issuances of shares and issuances of convertible securities for aggregate proceeds of approximately $6.3 million (net of issuance expenses) and through Israeli governmental grants for aggregate gross proceeds of approximately $1.8 million. During 2022, we entered into simple agreements for future equity, or the SAFEs, for aggregate proceeds of $500 thousand, of which $100 thousand was paid back in cash upon the closing of the IPO and the remaining amount was converted to Ordinary Shares upon the closing of the IPO. During the third quarter of 2022, we received an aggregate of $800 thousand under a senior secured credit facility agreement as further described below, which was fully repaid on September 19, 2022. As of December 31, 2022, our principal source of liquidity was cash, totaling approximately $10.4 million.

In June 2023, we issued an additional 724,139 Ordinary Shares upon the exercise of Warrants at an exercise price of $2.00 per share for aggregate proceeds of $1.4 million.

As of June 30, 2023, we had approximately $8.0 million in cash and cash equivalents and short term deposits. We continue to generate negative operating cash flow so far in 2023.

As of June 30, 2023, the Company had incurred accumulated losses of $17.3 million and expects to continue to fund its operations through issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from the IPO, will be sufficient to support working capital and capital expenditure requirements through May 2024.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the time that we will be able to generate significant revenues;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through existing cash, debt or equity financings as well as governmental grants and proceeds from exercises of options and warrants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2023	2022
Net cash used in operating activities	(3,719)	(1,439)

Net cash used in investing activities	(2,148)	(15)

Net cash provided by financing activities	1,448	500

Net decrease in cash and cash equivalents	(4,419)	(954)

Operating Activities

We have generated negative cash flows. Our primary uses of cash from operating activities are labor cost, professional services and research and development expenses.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, accrued interest on convertible securities, depreciation expenses and changes in operating assets and liabilities during each period.

During the six months ended June 30, 2023 and 2022, net cash used in operating activities was approximately $3,719 thousand and approximately $1,439 thousand, respectively. The primary factors affecting operating cash flows during these periods were net losses of approximately $3,896 thousand and approximately $2,051 thousand during the six months period ended June 30, 2023 and 2022, respectively, partially offset by non-cash adjustments of approximately $132 thousand and approximately $387 thousand, respectively.

Net cash used in investing activities

Cash used in investing activities for the six months ended June 30, 2023 and 2022 was $2,148 thousand and $15 thousand, respectively. The increase was mainly attributable to investment in bank’s deposits.

Net cash provided by financing activities

Cash provided by financing activities during the six months ended June 30, 2023 totaled $1,448 thousand as a result of proceeds from exercise of warrants, as compared to approximately $500 thousand in the same period of 2022 as a result of the issuance of SAFEs.

In January 2022, our board of directors authorized us to enter into a series of SAFEs for aggregate proceeds of up to $3 million, of which we received $500 thousand under the SAFEs we had entered into. In addition, we issued to each SAFE investor a warrant to purchase Ordinary Shares with an exercise price of $6.345 per share for an aggregate amount of up to $25 thousand (exercisable for a total of 15,760 Ordinary Shares until the earlier of: (i) eighteen (18) months from January 2022; or (ii) in a change of control event, which generally covers (a) transaction in which any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of our outstanding voting securities with the right to vote for the election of members of our board of directors, or (b) any reorganization, merger or our consolidation, or (c) a sale, lease or other disposition of all or substantially all of our assets. As of August 29, 2023, the 15,760 warrants expired. Following the consummation of our IPO, $100 thousand received under the SAFEs were repaid in cash and $400 thousand was converted into 118,204 Ordinary Shares, based on the public offering price of $4.23 per Ordinary Share.

On July 4, 2022, we entered into a senior secured credit facility agreement, or the Credit Facility Agreement, with L.I.A. Pure Capital Ltd., or Pure Capital, to borrow from time to time amounts from Pure Capital for the purposes of financing our ongoing activities and the payment of certain expenses in connection with our IPO, or the Credit Facility. During July, August and September 2022, we received $800,000 from Pure Capital pursuant to the Credit Facility Agreement. The Credit Facility bore interest at the rate of 4% per annum equal to $40,000 (4% of $1,000,000), which interest shall be accrued whether or not there was outstanding credit). Upon the consummation of our IPO, on September 19, 2022, we repaid the outstanding $800,000 to Pure Capital from the proceeds of the IPO.

Additionally, the Credit Facility Agreement provides that we will enter into a three-year consulting agreement with Pure Capital, which shall not include a provision of termination by us for convenience after the Consulting Commencement Date (as defined below), whereby Pure Capital shall render press release related services and other related strategic services to us in exchange for a monthly base fee of $20,000 plus VAT, or the Base Monthly Fee, which Base Monthly Fee shall automatically increase to $35,000 upon the closing of our IPO, or the Increased Fee. For the avoidance of any doubt, such Increased Fee shall apply retroactively to the commencement of the consulting agreement, such that we will owe Pure Capital the difference between the Base Monthly Fee and Increased Fee for such number of months that transpired between the commencement of the initial consulting agreement and the closing date of our IPO, and which consulting agreement shall be executed and enter into effect upon the earlier of: (i) our IPO, (ii) a single financing transaction in an amount not less than $3,000,000 or (iii) several financing transactions in an aggregate amount of not less than $6,000,000, or the Consulting Commencement Date. We and Pure Capital shall make reasonable efforts to enter into the consulting agreement on the first practicable date following the signing date of the Credit Facility Agreement. If 70% or more of the warrants (or other convertible securities) issued in connection with our IPO are exercised during the term of such instrument, then the Base Monthly Fee will immediately increase to $70,000, which increase shall apply retroactively to the Consulting Commencement Date; and, for the avoidance of any doubt, the base increase shall remain effective and in full force notwithstanding the lapse of three years. Pure Capital started providing consulting services to us on September 15, 2022.

Finally, the Credit Facility Agreement provides that from July 4, 2022 and for three years after our IPO Pure Capital shall serve as our strategic consultant in connection with any offering or financing transaction of our company, each in excess of $5,000,000, in exchange for a per offering and/or transaction fee of $100,000 for the closing(s) of any such offering, which does not include our IPO.

In June 2022, we received from one of our shareholders, Alpha, the contractually required written consent, or the June 2022 Consent, to proceed with an initial public offering of our Ordinary Shares in the United States in exchange for a cash payment of $300,000 from the proceeds of that offering and certain price protection terms, which amount was paid on September 28, 2022, following the completion of the IPO.

On September 20, 2022, the volume weighted average of our share price was less than the exercise price of $2.00 for the Warrants. Accordingly, effective after the closing of trading on December 14, 2022 (the 90th calendar day immediately following the issuance date of the warrants), the Warrants’ exercise price was adjusted pursuant to their terms to $2.00.

Pursuant to the June 2022 Consent, the investors in the April 2021 financing waived their rights for such adjustments as of the date of the IPO, and deferred such adjustments (if any) to be effected on the 90th calendar day following the closing of the IPO. Following the Exercise Price Adjustment, on February 16, 2023, we issued an aggregate of 169,125 Ordinary Shares to Alpha and the other investors in the April 2021 financing. We do not have any remaining obligation to issue additional securities as a result of our IPO.

In June 2023, we issued an additional 724,139 Ordinary Shares upon the exercise of Warrants at an exercise price of $2.00 per share for aggregate proceeds of $1.4 million.

Going Concern

As of June 30, 2023, we had incurred accumulated losses of $17.3 million and expect to continue to fund our operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with our research and development agreements with the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-3.5% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest at the LIBOR rate. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. We believe that this change would not have a material impact on our results or our financial position. As of June 30, 2023, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.1 million plus LIBOR interest which may be increased, depending on the manufacturing volume that is performed outside Israel.

We also have off-balance sheet arrangements in connection with our sales and marketing agreement with the Israeli Ministry of Economy and Industry, or the IMEI. Under the applicable laws, if the export revenues in the defined target market increase by $311 thousand compared to the base year, the Company would be required to pay royalties at the rate of 3% of the increase. The royalty payments to the IMEI are calculated annually as 3% of the Mudra Band revenues in the U.S. market in each year, exceeding $311 thousand. The royalty payments to the IMEI are on an annual basis. As of June 30, 2023, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $104 thousand.

We do not believe that off-balance sheet arrangements and commitments (with the exception of our lease contract, which may have some impact on our expenses and results of operations) are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Trend Information

As of the date of this report, we employ 32 full-time employees (including one employee located in the United States), and eight part-time employees. We intend to continue and increase the number of employees and expenses during 2023, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

Following the completion of the IPO, we are finalizing the manufacturing of our first B2C consumer product, the “Mudra Band” and expect it to be shipped to early-booking orders in the third quarter of 2023.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report Form 6-K.